# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Madison Square Garden Entertainment Corp., CIK 0001952073
CUSIP: 558256103
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: TWO PENNSYLVANIA PLAZA, NEW YORK, New York (NY), 10121
Date of event which requires filing of this statement: 02/25/2025
Amends the filing with accession number 0001104659-25-089186
Filed by CIK 0000933028
Persons authorized to receive notices and communications: Samantha H. Crispin, Baker Botts L.L.P., 30 Rockefeller Plaza, New York, New York (NY), 10112, 212-408-2500; Sarah J. Dodson, Baker Botts L.L.P., 30 Rockefeller Plaza, New York, New York (NY), 10112, 214-953-6585

## Reporting persons
- James L. Dolan (CIK 0000933028): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 805,833; shared voting power 2,040,732; sole dispositive power 805,833; shared dispositive power 2,040,732; aggregate amount beneficially owned 2,846,565 (6.6% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 4,622,450 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Kathleen M. Dolan, individually and as Trustee of certain trusts described herein (CIK 0000933026): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 18,632; shared voting power 3,674,846; sole dispositive power 18,632; shared dispositive power 3,674,846; aggregate amount beneficially owned 3,693,478 (8.4% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 3,369,687 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Marianne Dolan Weber (CIK 0001098901): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 19,747; shared voting power 1,233,751; sole dispositive power 19,747; shared dispositive power 1,233,751; aggregate amount beneficially owned 1,253,498 (3% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 5,713,228 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Deborah A. Dolan-Sweeney (CIK 0000933025): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 10,419; shared voting power 1,231,909; sole dispositive power 10,419; shared dispositive power 1,231,909; aggregate amount beneficially owned 1,242,328 (3% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 5,783,885 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Patrick F. Dolan (CIK 0000932963): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 1,075; shared voting power 56,947; sole dispositive power 1,075; shared dispositive power 56,947; aggregate amount beneficially owned 58,022 (0.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 6,809,807 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Patrick F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Corby Dolan Leinauer, as Trustee of certain trusts described herein (CIK 0001788337): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 192; shared voting power 3,738,815; sole dispositive power 192; shared dispositive power 3,738,815; aggregate amount beneficially owned 3,739,007 (8.5% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 3,164,060 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Corby Dolan Leinauer disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Mary S. Dolan, as Trustee of certain trusts described herein (CIK 0000933022): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 3,453; shared voting power 4,334,146; sole dispositive power 3,453; shared dispositive power 4,334,146; aggregate amount beneficially owned 4,337,599 (9.7% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 2,596,024 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Mary S. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan Children Trust FBO Kathleen M. Dolan (CIK 0001505843): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 488,579; shared voting power 0; sole dispositive power 488,579; shared dispositive power 0; aggregate amount beneficially owned 488,579 (1.2% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 6,402,362 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney (CIK 0001505845): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 535,276; shared voting power 0; sole dispositive power 535,276; shared dispositive power 0; aggregate amount beneficially owned 535,276 (1.3% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 6,355,665 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan Children Trust FBO Marianne Dolan Weber (CIK 0001505849): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 474,339; shared voting power 0; sole dispositive power 474,339; shared dispositive power 0; aggregate amount beneficially owned 474,339 (1.2% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 6,416,602 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan Children Trust FBO Thomas C. Dolan (CIK 0001505848): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 488,579; shared voting power 0; sole dispositive power 488,579; shared dispositive power 0; aggregate amount beneficially owned 488,579 (1.2% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 6,398,331 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan Children Trust FBO James L. Dolan (CIK 0001505850): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 960,498; shared voting power 0; sole dispositive power 960,498; shared dispositive power 0; aggregate amount beneficially owned 960,498 (2.3% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 5,950,598 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan 2009 Family Trust FBO James L. Dolan (CIK 0001505853): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 1,053,283; shared voting power 0; sole dispositive power 1,053,283; shared dispositive power 0; aggregate amount beneficially owned 1,053,283 (2.5% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 5,820,189 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan (CIK 0001505856): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 716,156; shared voting power 0; sole dispositive power 716,156; shared dispositive power 0; aggregate amount beneficially owned 716,156 (1.7% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 6,157,316 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan (CIK 0001505858): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 621,308; shared voting power 0; sole dispositive power 621,308; shared dispositive power 0; aggregate amount beneficially owned 621,308 (1.5% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 6,252,164 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber (CIK 0001505857): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 653,144; shared voting power 0; sole dispositive power 653,144; shared dispositive power 0; aggregate amount beneficially owned 653,144 (1.6% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 6,220,328 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan 2009 Family Trust FBO Deborah Dolan-Sweeney (CIK 0001505854): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 578,498; shared voting power 0; sole dispositive power 578,498; shared dispositive power 0; aggregate amount beneficially owned 578,498 (1.4% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 6,294,974 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Deborah Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan (CIK 0001505855): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 56,947; shared voting power 0; sole dispositive power 56,947; shared dispositive power 0; aggregate amount beneficially owned 56,947 (0.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 6,809,807 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Ryan Dolan 1989 Trust (CIK 0001505841): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 7,659; shared voting power 0; sole dispositive power 7,659; shared dispositive power 0; aggregate amount beneficially owned 7,659 (0.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 6,859,095 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Ryan Dolan 1989 Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Tara Dolan 1989 Trust (CIK 0001505842): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 7,659; shared voting power 0; sole dispositive power 7,659; shared dispositive power 0; aggregate amount beneficially owned 7,659 (0.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 6,859,095 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Tara Dolan 1989 Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber (CIK 0001513359): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 56,948; shared voting power 0; sole dispositive power 56,948; shared dispositive power 0; aggregate amount beneficially owned 56,948 (0.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 6,809,806 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Kathleen M. Dolan 2012 Descendants Trust (CIK 0001564761): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 56,947; shared voting power 0; sole dispositive power 56,947; shared dispositive power 0; aggregate amount beneficially owned 56,947 (0.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 6,809,807 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Kathleen M. Dolan 2012 Descendants Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.01 per share
Name of issuer: Madison Square Garden Entertainment Corp.
Address of issuer's principal executive offices: TWO PENNSYLVANIA PLAZA, NEW YORK, New York (NY), 10121
Comment:
This Amendment No. 6 to Schedule 13D ("Amendment No. 6") is being filed jointly by (i) the individuals (in their individual capacity and/or as trustee or co-trustee of specified trusts) and trusts listed in Item 2(a) below (the "Group Members") who may be deemed to beneficially own all of the shares of Class B Common Stock, par value $0.01 per share (the "Class B Common Stock"), of Madison Square Garden Entertainment Corp. (the "Issuer"), which shares of Class B Common Stock are convertible share for share at the option of the holder into Class A Common Stock of the Issuer, par value $0.01 per share (the "Class A Common Stock," and together with the Class B Common Stock, the "Common Stock"), and a certain number of shares of Class A Common Stock, in each case as described herein, and (ii) certain trustees of such Group Members (the persons referred to in clauses (i) and (ii) collectively, the "Reporting Persons") to report, among other things, changes to the Reporting Persons' beneficial ownership of Class A Common Stock as a result of certain matters as described in Item 6. For purposes of this Amendment No. 6, "Reporting Persons" does not include Thomas C. Dolan.

The Schedule 13D filed by the original Reporting Persons on April 28, 2023, as amended and supplemented by Amendment No. 1 filed September 22, 2023, Amendment No. 2 filed March 19, 2024, Amendment No. 3 filed December 31, 2024, Amendment No. 4 filed on February 4, 2025 and Amendment No. 5 filed on September 10, 2025 (as amended, the "Schedule 13D"), is hereby amended and supplemented as set forth below in this Amendment No. 6.

## Item 2. Identity and Background
Present principal occupation or employment:
The disclosure in Item 2(c) is hereby amended by adding the following at the end thereof:

Patrick F. Dolan is no longer a director of AMC Networks Inc. Patrick F. Dolan is the owner and president of Newsday, Long Island's newspaper. Newsday's principal business address is 6 Corporate Center Drive, Melville, NY 11747.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The disclosure in Items 5(a) and (b) is hereby amended and supplemented as follows:

(a) and (b) As of February 27, 2026, the Group Members may be deemed to beneficially own an aggregate of 8,431,743 shares of Class A Common Stock as a result of their beneficial ownership of (i) 1,564,989 shares of Class A Common Stock (inclusive of exercisable options, restricted stock units and performance restricted stock units vesting within 60 days of the date hereof and shares held by the Dolan Family Foundation, for which certain Group Members serve as director), and (ii) 6,866,754 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 17.8% of the total shares of the Common Stock deemed to be currently outstanding. Group Members in the aggregate may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 6,866,754 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock (representing all outstanding Class B Common Stock) because of the terms of the Class B Stockholders' Agreement (as previously defined in the Schedule 13D). Reporting Persons and individuals who are not Group Members but are trustees of trusts that are Group Members may be deemed to beneficially own an additional 73,493 shares of Class A Common Stock. Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons, and this report shall not be deemed to be an admission that any such person is the beneficial owner of such securities.

The percentages used herein with respect to the ownership of Class A Common Stock are calculated based on 40,406,345 outstanding shares of Class A Common Stock as of December 31, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q that was filed with the SEC on February 6, 2026.

See the responses to Items 7 through 13 of each cover page to this Amendment No. 6, which are incorporated by reference. See Exhibit A for supplemental information regarding the beneficial ownership of Class A Common Stock by the Group Members and other individuals who are not Group Members but are trustees of trusts that are Group Members. See Exhibit B for additional information regarding the Reporting Persons that are trusts.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above, Exhibit A and Exhibit B.
Transactions in the class effected during the past sixty days:
Other than as disclosed herein, there were no transactions in the Class A Common Stock effected during the past sixty days by the persons named in response to Item 5(a).

The information contained in Item 6 of this Amendment No. 6 is incorporated by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The disclosure in Item 6 is hereby amended by adding the following at the end thereof:

On February 25, 2026, the CFD 2009 Family Trust FBO James L. Dolan contributed 6,717 shares of Class A Common Stock of the Issuer to CFD 2009 Family Trust LLC and the Charles F. Dolan Children Trust FBO James L. Dolan contributed 44,342 shares of Class A Common Stock of the Issuer to CFD 2009 Children's Trust LLC. On February 25, 2026, James L. Dolan entered into a Secured Margin Line of Credit Note (the "Note") and each of CFD 2009 Family Trust LLC and CFD 2009 Children's Trust LLC entered into a Margin Line of Credit Collateral Agreement (the "Collateral Agreement"), in each case, with JPMorgan Chase Bank, N.A. ("JPM"). In connection therewith, James L. Dolan agreed to pledge to JPM 332,392 shares of Class A Common Stock of the Issuer, CFD 2009 Family Trust LLC agreed to pledge to JPM 6,717 shares of Class A Common Stock of the Issuer and CFD 2009 Children's Trust LLC agreed to pledge to JPM 44,342 shares of Class A Common Stock of the Issuer (all such pledged shares of Class A Common Stock collectively, the "Collateral") to secure obligations under the Note pursuant to the Note and the Collateral Agreement. Upon the occurrence of certain events that are customary with this type of transaction, JPM may exercise its rights to foreclose on, and dispose of, the Collateral in accordance with the Note and the Collateral Agreement. Copies of the Note and the Collateral Agreement are attached as Exhibits to this Schedule 13D and are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The disclosure in Item 7 is hereby amended by adding Exhibit A.2, Exhibit D.2, Exhibit E and Exhibit F in appropriate order as follows:

Exhibit A.2: Supplemental Beneficial Ownership Information

Exhibit D.2: Joint Filing Agreement, dated as of February 27, 2026.

Exhibit E: *Secured Margin Line of Credit Note, dated as of February 25, 2026.

Exhibit F: *Margin Line of Credit Collateral Agreement, dated as of February 25, 2026.

*Portions of this exhibit have been redacted in compliance with Regulation S-K Item 601(b)(10). The omitted information is not material and would likely cause competitive harm to the Reporting Persons if publicly disclosed.

## Signatures
- James L. Dolan: /s/ James L. Dolan, James L. Dolan (02/27/2026)
- Kathleen M. Dolan, individually and as Trustee of certain trusts described herein: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (02/27/2026)
- Marianne Dolan Weber: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (02/27/2026)
- Deborah A. Dolan-Sweeney: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (02/27/2026)
- Patrick F. Dolan: /s/ Dennis H. Javer, Dennis H. Javer as Attorney-in-Fact (02/27/2026)
- Corby Dolan Leinauer, as Trustee of certain trusts described herein: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (02/27/2026)
- Mary S. Dolan, as Trustee of certain trusts described herein: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (02/27/2026)
- Charles F. Dolan Children Trust FBO Kathleen M. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Kathleen M. Dolan, Trustee (02/27/2026)
- Charles F. Dolan Children Trust FBO Kathleen M. Dolan: /s/ Paul J. Dolan, Paul J. Dolan, Trustee (02/27/2026)
- Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Kathleen M. Dolan, Trustee (02/27/2026)
- Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (02/27/2026)
- Charles F. Dolan Children Trust FBO Marianne Dolan Weber: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Kathleen M. Dolan, Trustee (02/27/2026)
- Charles F. Dolan Children Trust FBO Marianne Dolan Weber: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Matthew J. Dolan, Trustee (02/27/2026)
- Charles F. Dolan Children Trust FBO Thomas C. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Kathleen M. Dolan, Trustee (02/27/2026)
- Charles F. Dolan Children Trust FBO Thomas C. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Matthew J. Dolan, Trustee (02/27/2026)
- Charles F. Dolan Children Trust FBO James L. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Kathleen M. Dolan, Trustee (02/27/2026)
- Charles F. Dolan Children Trust FBO James L. Dolan: /s/ Paul J. Dolan, Paul J. Dolan, Trustee (02/27/2026)
- Charles F. Dolan 2009 Family Trust FBO James L. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (02/27/2026)
- Charles F. Dolan 2009 Family Trust FBO James L. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Corby Dolan Leinauer, Trustee (02/27/2026)
- Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (02/27/2026)
- Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Corby Dolan Leinauer, Trustee (02/27/2026)
- Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (02/27/2026)
- Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Corby Dolan Leinauer, Trustee (02/27/2026)
- Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (02/27/2026)
- Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Corby Dolan Leinauer, Trustee (02/27/2026)
- Charles F. Dolan 2009 Family Trust FBO Deborah Dolan-Sweeney: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (02/27/2026)
- Charles F. Dolan 2009 Family Trust FBO Deborah Dolan-Sweeney: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Corby Dolan Leinauer, Trustee (02/27/2026)
- Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (02/27/2026)
- Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Corby Dolan Leinauer, Trustee (02/27/2026)
- Ryan Dolan 1989 Trust: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Kathleen M. Dolan, Trustee (02/27/2026)
- Tara Dolan 1989 Trust: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Kathleen M. Dolan, Trustee (02/27/2026)
- CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (02/27/2026)
- CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Corby Dolan Leinauer, Trustee (02/27/2026)
- Kathleen M. Dolan 2012 Descendants Trust: /s/ Paul J. Dolan, Paul J. Dolan, Trustee (02/27/2026)
- Kathleen M. Dolan 2012 Descendants Trust: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (02/27/2026)